FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report dated August 14, 2007 relative to News Release dated July 30, 2007.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X      Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: September 12, 2007	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

September 12, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:	Chet Idziszek
President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies)
Miller Thomson, Attn: Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer
Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9
Item 2.	Date of Material Change
August 14, 2007
Item 3.	Press Release
July 30, 2007, Vancouver, B.C.
Item 4.	Summary of Material Change
Progress report on exploration of the Issuer’s Sabodala Property.
Item 5.	Full Description of Material Change
See attached news release.
Item 6.	Reliance on Section 85(2) of the Act
Not applicable

Item 7.	Omitted Information
There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.
Item 8.	Senior Officers
Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772
Item 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 14th day of August, 2007.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

July 30, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

GOLOUMA WEST GOLD DEPOSIT EXPANDING FURTHER WEST AND MERGING WITH GOLOUMA NORTHWEST CONFIRMED

HIGHLIGHTS

  AT GOLOUMA WEST STEPOUT DRILLING INTERSECTS SIGNIFICANT MINERALIZATION INCLUDING:
    10 metres of 4.51 g/t gold in RC-115
    7 metres of 25.19 g/t gold in RC-116
    15 metres of 5.59 g/t gold in RC-117
  AND CONFIRMS MERGING WITH GOLOUMA NORTHWEST WHICH PREVIOUSLY RETURNED:
    8 metres of 4.58 g/t gold in DH-117
    11 metres of 6.04 g/t gold in DH-118
    11metres of 3.50 g/t gold in DH-119
  WHILE TRENCHING 225-METRES FURTHER WEST DISCOVERS 5.98 G/T GOLD OVER 5 METRES
  AT THE SEKOTO DISCOVERY LATEST TRENCHING RESULTS UPGRADE THIS TARGET TO DRILL READY

Oromin Explorations Ltd. (“Oromin”), (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide additional results from the westernmost stepout drilling at the Golouma West Gold Deposit and additional trench results from the Sekoto Discovery.

GOLOUMA WEST GOLD DEPOSIT

The style and orientation of mineralization within this area now confirms the interpretation that the Golouma West Gold Deposit and the previously identified Golouma Northwest target merge into one deposit, developing considerable expansion potential. The new stepout drilling results compare favourably to previously announced reverse circulation (RC-114, 32 metres at 6.43 g/t gold) and core holes (DH-117, 118 and 119) from this portion of the Golouma West Gold Deposit. Additional drilling on Sections further to the west, for which results are pending, has also encountered Golouma West style mineralization. Please refer to the attached schedule for a complete listing of the newly drilled mineralized intersections.

In addition to these new Golouma West stepout drilling results, recent excavator trench TRX-194, located approximately 225 metres further west, has discovered mineralization grading 5.98 g/t gold over 5 metres (including 24.52 g/t gold over 1 metre). As a result, the Golouma West Gold Deposit is now projected in a NW-SE direction for a minimum of approximately 1,200 metres.

SEKOTO TARGET

The Sekoto target, a circular-shaped gold-in-soil geochemical anomaly measuring approximately one kilometre by one kilometre, has been upgraded to drill-ready based on recent geological mapping, structural interpretation and excavator trenching results. The most favourable trench results include previously announced TRX-154 (5.95 g/t gold over 6 metres) and recent results of 3.78 g/t gold over 12 metres in TRX-196 (including two separate one-metre samples of 11.45 g/t gold and 18.96 g/t gold). Drilling is planned for Sekoto in the near future.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release. TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd. visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed: “Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

SCHEDULE

Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-114*	720W	3615N/4340E	015/-60	169-201 incl. 193-196 203-208	32 3 5	6.43 24.51 4.30
RC-115	720W	3655N/4350E	015/-60	187-197 Incl.191-194	10 3	4.51 9.09
RC-116	680W	3585N/4373E	015/-60	96-99 122-129 Incl.126-128	3 7 2	1.27 25.19 77.12
RC-117	680W	3545N/4363E	015/-60	122-124 149-164 Incl.152-153 183-188	2 15 1 5	2.94 5.59 20.34 1.27
RC-119	680W	3625N/4383E	015/-60	126-135 Incl.126-128	9 2	3.00 7.24
RC-120	680W	3665N/4393E	015/-60	136-140 Incl.136-138	4 2	9.36 15.68
DH-117*	680W	3795N/4425E	100/-45	39-47	8	4.58
DH-118*	680W	3795N/4425E	100/-70	51-52 incl. 57-59	11 2	6.04 15.49
DH-119*	680W	3795N/4425E	100/-85	64-75 incl. 72-73 84-86	11 1 2	3.50 11.49 2.97

* Previously released July 11, 2007.

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.